02 OCT -3 AM 9:21

ThoughtShare Communications Inc.

02055181

September 25, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: ThoughtShare Communications Inc.
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. TSX Venture Exchange bulletin dated September 13, 2002;
2. News release dated September 16, 2002; and
3. BC Form 53-901F – Material Change Report dated September 17, 2002.

Yours very truly,

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

THOUGHTSHARE COMMUNICATIONS INC.
per:

Marilyn Wong,
Senior Administrator

www.thoughtshare.com

400 - 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

INFO
TSX VENTURE

Bulletins are available for companies which are currently listed on the TSX Venture Exchange.

THOUGHTSHARE COMMUNICATIONS INC. ("THO")
BULLETIN TYPE: Resume Trading, Company Tier Reclassification
BULLETIN DATE: September 13, 2002
Tier 1 Company

Further to the TSX Venture Exchange Bulletins dated September 9 and September 11, 2002, effective at the open, September 17, 2002, trading in the shares of the Company will resume, a Tier Maintenance Review having been conducted.

In accordance with Policy 2.5, the Company has not maintained the requirements for a Tier 1 Company. Therefore, effective September 17, 2002, the Company's Tier classification has been changed from Tier 1 to:

Classification

Tier 2

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare to Resume Trading

Vancouver, BC (September 16, 2002) – The Company advises that effective at the opening on September 17, 2002, trading in the securities of the Company will resume. The Company's Tier classification will be changed from Tier 1 to Tier 2.

The Exchange has advised that the Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5. The deficiencies identified are in the Working Capital and Asset & Operations requirements for a Tier 2 Technology Issuer. As a result, the Company has been placed on 90-day notice for Inactive Status effective September 9, 2002. The Company is required to resume its operation and raise sufficient funds to cover six months of its operations by December 8, 2002, failing which it will be declared Inactive by the Exchange.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442.

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. Date of Material Change

September 16, 2002

3. Press Release

Issued on September 16, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company's Tier classification will be changed from Tier 1 to Tier 2. The Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5 and has been placed on 90-day notice for Inactive Status effective September 9, 2002.

5. Full Description of Material Change(s)

see attached news release

6. Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Blaine Bailey
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1
tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 17th day of September, 2002.

THOUGHTSHARE COMMUNCATIONS INC.
per:

"Blaine Bailey"

Blaine Bailey, Director